SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at October 24, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 24, 2006

Print the name and title of the signing officer under his signature.

  ------------------

1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON ANNOUNCES ADDITIONAL RESULTS OF METALLURGICAL TESTING
OF G-9 DEPOSIT, CAMPO MORADO, MEXICO
Zinc recovery of 86% at 55% zinc concentrate grade achievable

October 24, 2006 Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce the results from phase three of the recent series of flotation test programs conducted on the G-9 deposit at its polymetallic (zinc, gold, silver, copper, lead) project at Campo Morado, Guerrero State, Mexico. These new results affirm the previously announced results from the first two phases of work (News Releases dated April 30, 2006 and May 17, 2006). In addition, the information derived from these tests provides the process design criteria, flowsheet design and reagent consumption estimates that are necessary for detailed mill design work to commence.

Three marketable concentrates were produced from a representative composite bulk sample from the G-9 deposit. The composite sample used in this phase three program was prepared from the 12 individual composites evaluated in phase two of this series of testwork. The twelve samples were taken from areas representing different grades and zones of mineralization from the north, central and southeast zones of the G-9 deposit. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. The samples were crushed, screened and a flotation feed was prepared. Then, a master composite sample was made, combining all the remaining portions of each individual sample, together with those examined in the first phase of the G-9 test program. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops. A Sample Location Map is provided on the Company's website.

The objectives of this phase of the program were:
-          to perform a series of batch rougher and cleaner tests to investigate initial processing criteria and flowsheet configuration;
-          to perform a series of "locked cycle" tests to confirm the viability of the selected flowsheet;
-          to perform modal assessments on selected cycle test products; and
-          to perform detailed chemical analyses of payable and deleterious elements contained in the zinc, copper and lead concentrates produced.

The new results indicate that a zinc concentrate grade of 55% Zn can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% Cu can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% Pb can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 and 3,200 grams per tonne, respectively. The master composite flowsheet design, reagent usage and test results are shown in the attached diagram and tables. The full report on the current test program is posted on the Company's website.

As with the previous two phases of results, these results indicate that the G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits. They also indicate that a conventional flotation plant can be used for processing the mineralization at G-9. The information received from these tests has enabled the Company to commence design work for a conventional mill operation at G-9 in the 1500 tonnes per day range. This work is currently underway.

Dick Whittington said:
"This is a major step forward for the Company. The ability to utilise a conventional flotation mill at G-9, coupled with the high grade nature of the G-9 deposit itself, significantly reduces the capital and technical risk of the project and offers opportunities for accelerated mine development. The Company is now, first and foremost, a zinc company that can produce by-product copper and lead concentrates that are rich in gold and silver. These by-product credits will add significant value to the project, either directly or as offsets to future production costs. Once again, I would like to commend the excellent work done by G&T and Peter Taggart."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. The independent qualified person in charge of the flotation testwork is Peter Taggart, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

G9 MASTER COMPOSITE FLOWSHEET SCHEMATIC, NOMINAL TEST CONDITIONS AND METALLURGICAL BALANCE DATA

MBS
Feed
36µm K80
Cu/Pb Circuit
MBS
3418A
10µm K80
Bulk Con
to reverse circuit
Zn Circuit
Lime
CuSO4
SIPX
10µm K80
Zinc Ro
Tail
Zinc 1st Cl
Tail
Zinc Con
Reverse Circuit
40°C
NaCN
Bulk Con
Rev Tail
Cu Con
Rev Con
Pb Con

NOMINAL FLOTATION TEST CONDITIONS

Circuit	Total Reagent Addition Rates g/tonne				
	MBS	3418A	NaCN	CuSO4	SIPX
Bulk Circuit	3600	205	-	-	-
Reverse Circuit	-	-	660	-	-
Zinc Circuit	-	-	-	1200	150

Total addition rates added to the roughers and cleaners

METALLURGICAL BALANCE DATA

Product	Mass	Assays							Distribution						
	%	Cu	Pb	Zn	Fe	S	Ag	Au	Cu	Pb	Zn	Fe	S	Ag	Au
Feed	100	1.35	1.26	7.87	27.1	33.1	213	4.33	100	100	100	100	100	100	100
Copper Con	4.6	**20.4**	2.05	1.21	35.2	37.9	401	2.86	**69**	8	1	6	5	9	3
Lead Con	1.9	8.53	**34.1**	6.05	17.3	27.6	3224	35.40	12	**51**	1	1	2	28	15
Zinc Con	12.3	0.53	0.65	**55.1**	6.5	34.5	194	4.6	5	6	**86**	3	13	11	13
Zinc Cl Tail	21.0	0.36	0.87	2.61	38.7	42.6	199	4.75	6	15	7	30	27	20	23
Zinc Ro Tail	60.2	0.19	0.44	0.60	26.9	29.4	113	3.27	9	21	5	60	53	32	46

The metallurgical balance is based on an average of tests 58 and 60.